FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
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Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

INFORMATIVE NOTICE FOR PARTICIPATING ENTITIES

SADIA, S.A.

Latibex code XSDI (ISIN BRSDIAACNPR1)

EXCHANGE OF SHARES IN SADIA, S.A. FOR SHARES IN
BRF BRASIL FOODS, S.A. (FORMERLY PERDIGAO, S.A.)

For the appropriate purposes and in relation to the Informative Notice sent on August 5, 2009 as Iberclear Notice no. 787/2009 on the occasion of the exchange of SADIA shares for BRF shares and the delisting of SADIA, S.A. shares from Latibex, Santander Investment S.A., in its capacity as Agent of SADIA, communicates the following:

Holders of SADIA shares may transfer them on Latibex using the normal operating procedure. In this connection, as indicated in the Informative Notice of August 5, 2009, Banco Espirito Santo Investment shall offer compensation according to the maximum price brackets to which it is committed (4% while the source market remains closed and 1.75% while it is open) until August 18, 2009, in its capacity as SADIA Specialist. The participating entities are informed that Latibex may suspend trading of SADIA shares on this market as from August 18, 2009 in light of the foreseeable lack of liquidity at source. However, should liquidity at source be sufficient, such suspension may not be agreed on or any agreed trading suspension could be lifted.

The participating entities should have received, before September 1, instructions from their clients to (i) sell their respective SADIA shares; or (ii)  transfer them to a securities account open in Brazil. In the second case, the participating entities must notify Santander Investment, S.A. before September 10 of the particulars of such securities account.

If, on September 1, the participating entities have not received any instructions and do not already have a securities account and a cash account open in their name with a custodian entity in Brazil, they must proceed to open those accounts in Brazil and could contact Santander Investment, S.A who will provide assistance for such opening accounts process.

If the participating entities already have a securities account and a cash account open with a custodian entity in Brazil, they must notify Santander Investment, S.A. before September 9 of the particulars of such securities account.

The SADIA shares corresponding to the respective clients of each participating entity shall be deposited, before September 10, into the accounts that the participating entities notified to Santander Investment, S.A., pursuant to the foregoing, or those opened to enable the exchange in Brazil so as to enable the exchange of the SADIA shares for the BRF shares, which shall be deposited in the same account, as well as the payment of the cash amount corresponding to any fractions.

Any BRF shares deposited in accounts open at the participating entities shall remain in such accounts until the pertinent client gives the appropriate instructions to sell or transfer the shares and cash.

The investors shall bear the necessary cost and expenses for the opening and maintenance of the securities and cash accounts in Brazil in accordance with each participating entity’s price rate.

Please inform involved clients accordingly, in order to facilitate the delisting process as far as possible.

Should you require any clarification and/or additional information, the contact numbers for Santander Investment, S.A., in its capacity as Agent of SADIA, S.A. on Latibex are as follows: Laura Rodríguez (+34) 91 342 23 57 and Ignacio Algora (+34) 91 289 39 51.

The above is communicated for the appropriate purposes in Madrid, on August 13, 2009.

Santander Investment, S.A.

Agent of SADIA, S.A. on Latibex